UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number:  001-40333

LARGO RESOURCES LTD.
(Translation of registrant's name into English)

55 University Avenue

Suite 1105

Toronto, Ontario M5J 2H7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LARGO RESOURCES LTD.

Date: June 4, 2021	By:	/s/ Ernest Cleave
Name: Ernest Cleave
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document Description

99.1	Revised Annual Information Form, originally dated as of March 17, 2021, revised as of June 4, 2021 in respect of the fiscal year ended December 31, 2020.